Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Approval of New England Natural Gas Distribution Acquisition

OAKVILLE, ON, Dec. 17, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that an APUC subsidiary has received all federal and state regulatory approvals required to complete the acquisition of the regulated natural gas distribution utility assets located in Massachusetts (“New England Gas”). New England Gas provides natural gas service to approximately 53,000 customers in Massachusetts.

The acquisition, originally announced in February 2013, is expected to close on or before January 31, 2014. Total consideration for the utility asset purchase is approximately U.S. $74 million, subject to working capital and closing adjustments. The acquisition is expected to be funded using a targeted capital structure of approximately 50% equity and 50% debt and will include the assumption of $19.5 million of existing debt. Net property, plant and equipment expected on closing is U.S. $72.7 million, with a 2014 expected enterprise value to earnings before interest, tax, depreciation and amortization multiple of 7.8x.

“We are pleased to continue the growth of our regulated utility business with the acquisition of another high quality natural gas distribution utility, which strategically expands our regulated utility footprint in the north-east United States,” commented Ian Robertson, Chief Executive Officer of APUC. “We continue to demonstrate our ability to deliver accretive growth through disciplined utility acquisitions and prudent capital investment.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUCs Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 17:15e 17-DEC-13